HilleVax, Inc.

75 State Street, Suite 100—#9995

Boston, MA 02109

April 26, 2022

VIA EDGAR

Ms. Jane Park

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	HilleVax, Inc.

Registration Statement on Form S-1

File No. 333-264159

Dear Ms. Park:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of HilleVax, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on April 28, 2022, or as soon as practicable thereafter.

Please contact Matthew T. Bush of Latham & Watkins LLP, counsel to the Company, at (858) 523-3962, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

HILLEVAX, INC.

By:	/s/ Robert Hershberg
Robert Hershberg, M.D., Ph.D.
President and Chief Executive Officer

cc:	Tim Buchmiller, Securities and Exchange Commission

Julie Sherman, Securities and Exchange Commission

Terence O’Brien, Securities and Exchange Commission

Robert Hershberg, M.D., Ph.D., HilleVax, Inc.

Cheston J. Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP